 EXHIBIT 99.04

The Company to participate in investor conference held by Credit Suisse

Date of events: 2016/09/07

Contents:

1.Date of the investor conference:2016/09/08~2016/09/09

2.Time of the investor conference: 2:30 PM

3.Location of the investor conference: Taipei

4.Brief information disclosed in the investor conference: The conference will be held by Credit Suisse

5.The presentation of the investor conference release: Please refer to http://emops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None